UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Scientific Energy, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    747794105
                                 (CUSIP Number)

       James R. Kruse, 50 W. Broadway, #800, SLC, UT 84101, (801) 531-7090
--------------------------------------------------------------------------------
 (Name Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 17, 2002
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                   -------------------------------

CUSIP No.   747794105                            Page    2     of    3     Pages
          --------------                              --------    --------
------------------------------                   -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Todd B. Crosland
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
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   4     SOURCE OF FUNDS
         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
----------------------- ------ -------------------------------------------------
                          7    SOLE VOTING POWER

                               21,309,410 shares
                        ------ -------------------------------------------------
      NUMBER OF           8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY                0 shares
                        ------ -------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON
         WITH                  21,309,410 shares
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0 shares
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,309,410 shares
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         50.5%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

Item 1. Security and Issuer

         Common stock, $0.001 par value
         Scientific Energy Inc. (the "company")
         630 North 400 West
         Salt Lake City, Utah 84103

Item 2. Identity and Background

        (a) The name of the person filing this statement is Todd B. Crosland ("reporting person");

        (b) Mr. Crosland's business address is 630 North 400 West, Salt Lake City, Utah 84103;

        (c) Mr. Crosland's principal occupation or employment is Chairman and President of Rex Industries, an entity engaged in industrial steel fabrication;

        (d) Mr. Crosland has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

        (e) Mr. Crosland has not, during the last five years, been a party to any civil proceeding; and

        (f)     Mr. Crosland is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         Previously disclosed in this form were several initial stock acquisitions. 8,000,000 shares of the company common stock owned by the reporting person were acquired in connection with a tax-free stock-for-stock exchange for 8,000,000 shares of Scientific Energy stock. Such exchange was done simultaneously with and as part of a similar exchange of 12,000,000 shares of Scientific Energy stock for 12,000,000 shares of Quazon Corp. stock by Hans Roes, the only other shareholder of Scientific Energy prior to the transaction. Mr. Roes held a significant portion of the shares he acquired, in trust, for the benefit of another. Quazon Corp. now owns 100% of the stock of Scientific Energy in a transaction completed in Salt Lake City, Utah on June 6, 2001. An additional 529,410 shares of the Company were purchased by the reporting person from a prior affiliate of the company for $1,172 from the private funds of the reporting person of which 20,000 shares were gifted to the secretary/treasurer of the company.

         On May 17, 2002, the board of directors of the company determined that it would be in the best interests of the company to convert a portion of its outstanding debt to equity. The board adopted this determination through a Unanimous Consent effective the same day. Todd Crosland, president and CFO of the company held $250,000 of the company's debt in the form of a promissory note. The board of directors established the fair value of the company's stock at $0.025 per share. They did so after careful consideration of the illiquid trading market for the company's stock and the May 17, 2002 trading price as listed on the Over the Counter Bulletin Board. The conversion of debt held by Mr. Crosland into equity was authorized on the aforementioned day resulting in an issuance of 10,000,000 shares. These share were issued to Mr. Crosland pursuant to an exemption from registration provided for under section 4(2) of the Securities Act of 1933. These shares have all of the customary restrictions associated with unregistered securities and Mr. Crosland's affiliate status.

         Furthermore, on the same day, Mr. Crosland received 2,800,000 shares at $0.025 per share, registered pursuant to an employment agreement and condensation plan. These shares were registered by a Form S-8 and were granted for compensatory purpose for services rendered. The issuance resulted in compensation to Mr. Crosland of approximately $70,000.

Item 4. Purpose of Transaction

         The initial 8,529,410 shares were acquired for the purpose of obtaining control over the company. The name of the company was changed and a new board of directors was be elected, all officers of the company previous to this change in control transaction either resigned or were terminated. For a description of the transaction, see the first paragraph of Item 3.

         The May 17, 2002 stock transactions involving the reporting person were not engaged in for the purpose of effectuating a change in control of the issuer. Mr. Crosland engaged in the first transaction, the conversion of debt to equity, to facilitate the business prospects of the company. The second transaction discussed above was a compensatory transaction recognizing the services Mr. Crosland performed for the company. All of the current directors and employees received stock under the Form S-8 for a total issuance to all persons of 5,200,000 shares. All shares were issued for compensatory purposes for services rendered.

Item 5. Interest in Securities of the Issuer

         The reporting person has sole voting and dispositive power over 21,309,410 shares of common stock. This represents 50.5% of the issued and outstanding shares of the company. For a description of these transactions, see
Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        No outstanding contracts, arrangements, understandings or relationships with respect to securities of the issuer exist.

Item 7. Material to Be Filed as Exhibits
         N/A.

Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  May 17, 2002                              /s/ Todd B. Crosland
                                                    Todd B. Crosland